April 11, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:    Ryan Rohn

Re:         Aquamatrix, Inc.
Form 8-k Item 4.01
Filed February 11, 2008
File No. 000-28307

Ladies and Gentlemen:

Aquamatrix, Inc. (the “Company”) filed Amendment No. 1 to the Form 8-k Item 4.01 on March 19, 2008. This amendment set forth the responses to the comments of the Staff contained in a letter, dated February 11, 2008, relating to the above-referenced filing.

Set forth below are the comments of the Staff contained in the Staff’s letter that were not addressed in the amended filing and immediately below each comment is the response with respect thereto.

7. We note that you did not disclose a successor accountant in your filing. When you engage a new accountant, please report the engagement in a new Form 8-k and comply with the requirements of Item 304(a)(2) of Regulation S-K. In making any disclosures about consultations with your new accountant, please ensure you disclose any consultations up through the date of the engagement.

At such time as we do retain new accountants we will report their engagement in a new Form 8-k and comply with the requirements of Item 304(a)(2) of Regulation S-K as requested.

The undersigned, hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission.

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (212) 808-0607 if you have any further questions or if we can be of further assistance.

Sincerely,

Matthew Harriton
President
Aquamatrix, Inc.